FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 5, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓      Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No   ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Condensed Interim Financial Statements for the nine-month period ended  September 30, 2015.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2015.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg
R.C.S. Luxembourg: B 85 203
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2015	2014	2015	2014
Continuing operations		(Unaudited)		(Unaudited)
			(Restated)		(Restated)
Net sales	3	1,559,194	2,420,631	5,680,827	7,661,457
Cost of sales	4	(1,096,539)	(1,510,166)	(3,861,608)	(4,628,088)
Gross profit		462,655	910,465	1,819,219	3,033,369
Selling, general and administrative expenses	5	(381,582)	(480,103)	(1,255,309)	(1,487,200)
Other operating income (expense), net	6	(400,532)	3,243	(392,874)	2,488
Operating (loss) income		(319,459)	433,605	171,036	1,548,657
Finance Income	7	2,554	7,021	25,639	34,141
Finance Cost	7	(4,721)	(12,878)	(20,341)	(36,499)
Other financial results	7	6,754	2,293	(10,234)	41,757
(Loss) income before equity in earnings of non-consolidated companies and income tax		(314,872)	430,041	166,100	1,588,056
Equity in earnings of non-consolidated companies		(5,375)	(226,412)	6,809	(193,224)
(Loss) income before income tax		(320,247)	203,629	172,909	1,394,832
Income tax		(35,420)	(116,614)	(202,310)	(459,898)
(Loss) income for the period		(355,667)	87,015	(29,401)	934,934

Attributable to:
Owners of the parent		(354,904)	81,209	(33,508)	911,599
Non-controlling interests		(763)	5,806	4,107	23,335
		(355,667)	87,015	(29,401)	934,934
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (loss) earnings per share (U.S. dollars per share)		(0.30)	0.07	(0.03)	0.77
Basic and diluted (loss) earnings per ADS (U.S. dollars per ADS) (1)		(0.60)	0.14	(0.06)	1.54

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
		(Restated)		(Restated)
(Loss) income for the period	(355,667)	87,015	(29,401)	934,934
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	9,043	162	7,670	4,590
Income tax on items that will not be reclassified	(3,187)	(61)	(2,895)	(1,226)
	5,856	101	4,775	3,364
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(98,361)	(137,240)	(229,701)	(125,928)
Change in value of available for sale financial instruments and cash flow hedges	(3,780)	(1,127)	1,769	(509)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(37,136)	(50,129)	(72,024)	(37,623)
- Changes in the fair value of derivatives held as cash flow hedges and others	(556)	(29)	(4,252)	(933)
Income tax relating to components of other comprehensive income	(177)	(275)	(284)	(242)
Other comprehensive loss for the period, net of tax	(134,154)	(188,699)	(299,717)	(161,871)
Total comprehensive (loss) income for the period	(489,821)	(101,684)	(329,118)	773,063
Attributable to:
Owners of the parent	(489,061)	(107,174)	(333,121)	750,099
Non-controlling interests	(760)	5,490	4,003	22,964
	(489,821)	(101,684)	(329,118)	773,063

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2015		At December 31, 2014
	Notes	(Unaudited)		(Restated)
ASSETS
Non-current assets
Property, plant and equipment, net	9	5,507,972		5,159,557
Intangible assets, net	10	2,219,960		2,757,630
Investments in non-consolidated companies		555,190		643,630
Available for sale assets		21,572		21,572
Other investments	11	281,317		1,539
Deferred tax assets		199,900		268,252
Receivables		235,455	9,021,366	262,176	9,114,356
Current assets
Inventories		2,023,626		2,779,869
Receivables and prepayments		202,268		267,631
Current tax assets		189,159		129,404
Trade receivables		1,232,464		1,963,394
Other investments	11	2,338,772		1,838,379
Cash and cash equivalents	11	497,753	6,484,042	417,645	7,396,322
Total assets			15,505,408		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent			11,967,491		12,654,114
Non-controlling interests			154,667		152,200
Total equity			12,122,158		12,806,314
LIABILITIES
Non-current liabilities
Borrowings		24,106		30,833
Deferred tax liabilities		745,803		714,123
Other liabilities		261,158		285,865
Provisions		67,833	1,098,900	70,714	1,101,535

Current liabilities
Borrowings		974,792		968,407
Current tax liabilities		138,730		352,353
Other liabilities		385,035		296,277
Provisions		7,396		20,380
Customer advances		188,162		133,609
Trade payables		590,235	2,284,350	831,803	2,602,829
Total liabilities			3,383,250		3,704,364
Total equity and liabilities			15,505,408		16,510,678

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(678,008)	(317,799)	11,906,630	12,819,147	152,200	12,971,347
Restatement	-	-	-	19,724	-	(184,757)	(165,033)	-	(165,033)
Balance at December 31, 2014 (Restated)	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the period	-	-	-	-	-	(33,508)	(33,508)	4,107	(29,401)
Currency translation adjustment	-	-	-	(229,180)	-	-	(229,180)	(521)	(229,701)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	4,775		4,775		4,775
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	1,068	-	1,068	417	1,485
Share of other comprehensive income of non-consolidated companies	-	-	-	(72,024)	(4,252)	-	(76,276)	-	(76,276)
Other comprehensive (loss) income for the period	-	-	-	(301,204)	1,591	-	(299,613)	(104)	(299,717)
Total comprehensive (loss) income for the period	-	-	-	(301,204)	1,591	(33,508)	(333,121)	4,003	(329,118)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,536)	(877)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	-	(354,161)
Balance at September 30, 2015	1,180,537	118,054	609,733	(959,488)	(315,549)	11,334,204	11,967,491	154,667	12,122,158

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the period	-	-	-	-	-	911,599	911,599	23,335	934,934
Currency translation adjustment	-	-	-	(125,307)	-	-	(125,307)	(621)	(125,928)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	3,363	-	3,363	1	3,364
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(1,000)	-	(1,000)	249	(751)
Share of other comprehensive income of non-consolidated companies	-	-	-	(37,623)	(933)	-	(38,556)	-	(38,556)
Other comprehensive income (loss) for the period	-	-	-	(162,930)	1,430	-	(161,500)	(371)	(161,871)
Total comprehensive income (loss) for the period	-	-	-	(162,930)	1,430	911,599	750,099	22,964	773,063
Acquisition of non-controlling interests	-	-	-	-	8	-	8	(148)	(140)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(48,289)	(402,450)
Balance at September 30, 2014 (Restated)	1,180,537	118,054	609,733	(569,674)	(304,320)	11,652,036	12,686,366	153,973	12,840,339

(1)
The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2015 and 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2)	The Distributable Reserve and Retained Earnings as of September 30, 2015 calculated in accordance with Luxembourg Law are disclosed in Note 12.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2015	2014
Cash flows from operating activities		(Unaudited)
			(Restated)
(Loss) income for the period		(29,401)	934,934
Adjustments for:
Depreciation and amortization	9 & 10	460,416	459,258
Impairment charge	6	400,314	-
Income tax accruals less payments		(112,002)	78,146
Equity in earnings of non-consolidated companies		(6,809)	193,224
Interest accruals less payments, net		3,003	(31,205)
Changes in provisions		(15,865)	5,425
Changes in working capital		1,350,106	267,983
Other, including currency translation adjustment		(37,447)	(69,989)
Net cash provided by operating activities		2,012,315	1,837,776

Cash flows from investing activities
Capital expenditures	9 & 10	(824,082)	(714,367)
Changes in advance to suppliers of property, plant and equipment		23,316	(50,652)
Investment in non-consolidated companies	13	-	(1,380)
Acquisition of subsidiaries		-	(27,157)
Net loan to non-consolidated companies	13	(16,671)	(10,725)
Proceeds from disposal of property, plant and equipment and intangible assets		2,894	8,223
Dividends received from non-consolidated companies		20,674	17,429
Changes in investments in securities		(780,045)	(932,598)
Net cash used in investing activities		(1,573,914)	(1,711,227)

Cash flows from financing activities
Dividends paid	8	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		-	(48,289)
Acquisitions of non-controlling interests		(877)	(140)
Proceeds from borrowings (*)		1,454,833	2,088,212
Repayments of borrowings (*)		(1,436,803)	(1,817,881)
Net cash used in financing activities		(337,008)	(132,259)

Increase (decrease) in cash and cash equivalents		101,393	(5,710)
Movement in cash and cash equivalents
At the beginning of the period		416,445	598,145
Effect of exchange rate changes		(21,366)	(9,251)
Increase (decrease) in cash and cash equivalents		101,393	(5,710)
At September 30,		496,472	583,184

		At September 30,
Cash and cash equivalents		2015	2014
Cash and bank deposits		497,753	584,270
Bank overdrafts		(1,281)	(1,086)
		496,472	583,184

(*)	Mainly related to the renewal of short-term local facilities carried out during the nine-month period ending September 30, 2015 and 2014, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Cash and cash equivalents and other investments
12	Contingencies, commitments and restrictions to the distribution of profits
13	Investments in non-consolidated companies
14	Related party transactions
15	Fair value
16	Subsequent event

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 4, 2015.

Restatement of 2014 Financial Statements

On May 28, 2015, the Company restated its Consolidated Financial Statements for the year ended December 31, 2014 to reduce the carrying amount of the Company’s investment in Usiminas. All information as of December 31, 2014 included in these Consolidated Condensed Interim Financial Statements is derived from the Company's audited Restated Consolidated Financial Statements for the year ended December 31, 2014 and Restated Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2014.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Restated Consolidated Financial Statements for the year ended December 31, 2014. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Restated Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’ subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in the risk management department or in any risk management policies since the year ended December 31, 2014.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2014 and as of the date of these Financial Statements have a material effect on the Company’s financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

3	Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month period ended September 30, 2015	Tubes	Other	Total
IFRS - Net Sales	5,151,665	529,162	5,680,827

Management View - Operating income	704,823	45,454	750,277
· Differences in cost of sales and others	(170,733)	(7,776)	(178,509)
· Depreciation and amortization/Impairment	(401,812)	1,080	(400,732)
IFRS - Operating income	132,278	38,758	171,036
Financial income (expense), net			(4,936)
Income before equity in earnings of non-consolidated companies and income tax			166,100
Equity in earnings of non-consolidated companies			6,809
Income before income tax			172,909

Capital expenditures	789,216	34,866	824,082
Depreciation and amortization	444,859	15,557	460,416

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month period ended September 30, 2014	Tubes	Other	Total

IFRS - Net Sales	7,085,040	576,417	7,661,457

Management View - Operating income	1,476,196	22,751	1,498,947
· Differences in cost of sales and others	40,275	9,698	49,973
· Depreciation and amortization	(356)	93	(263)
IFRS - Operating income	1,516,115	32,542	1,548,657
Financial income (expense), net			39,399
Income before equity in earnings of non-consolidated companies and income tax			1,588,056
Equity in earnings of non-consolidated companies			(193,224)
Income before income tax			1,394,832

Capital expenditures	690,438	23,929	714,367
Depreciation and amortization	442,652	16,606	459,258

In the nine-month period ended September 30, 2015, net income under management view amounted to $252.3 million, while under IFRS amounted to $29.4 million loss. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes, changes in inventories standard costs and the result of investments in non-consolidated companies.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Nine-month period ended September 30, 2015
Net sales	2,310,458	1,642,445	603,232	896,689	228,003	5,680,827
Capital expenditures	557,055	154,188	65,372	28,305	19,162	824,082
Depreciation and amortization	260,632	93,534	84,208	7,464	14,578	460,416

Nine-month period ended September 30, 2014
Net sales	3,594,536	1,568,996	755,739	1,445,859	296,327	7,661,457
Capital expenditures	336,555	271,878	87,866	3,773	14,295	714,367
Depreciation and amortization	251,796	90,013	94,231	7,549	15,669	459,258

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil, Colombia and Ecuador; “Europe” comprises principally Italy, United Kingdom, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates, Kazakhstan and Congo and “Far East and Oceania” comprises principally China, Indonesia and Japan.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

4	Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Inventories at the beginning of the period	2,779,869	2,702,647

Plus: Charges of the period
Raw materials, energy, consumables and other	1,528,439	2,939,612
Increase in inventories due to business combinations	-	4,338
Services and fees	240,925	334,169
Labor cost	751,783	904,535
Depreciation of property, plant and equipment	274,484	273,952
Amortization of intangible assets	17,694	10,818
Maintenance expenses	147,556	162,689
Allowance for obsolescence	49,317	2,108
Taxes	17,328	14,353
Other	77,839	103,975
	3,105,365	4,750,549
Less: Inventories at the end of the period	(2,023,626)	(2,825,108)
	3,861,608	4,628,088

For the nine-month period ended September 30, 2015, labor cost include approximately $85.6 million of severance indemnities related to the adjustment of the workforce to current market conditions.

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Services and fees	120,229	139,261
Labor cost	465,279	453,672
Depreciation of property, plant and equipment	14,005	15,134
Amortization of intangible assets	154,233	159,354
Commissions, freight and other selling expenses	284,891	448,771
Provisions for contingencies	17,671	27,610
Allowances for doubtful accounts	26,312	27,811
Taxes	101,880	117,488
Other	70,809	98,099
	1,255,309	1,487,200

For the nine-month period ended September 30, 2015, labor cost include approximately $57 million of severance indemnities related to the adjustment of the workforce to current market conditions.

6	Other operating income (expense), net

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Other operating income and expenses	7,440	2,488
Impairment charge	(400,314)	-
	(392,874)	2,488

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

6	Other operating income (expense), net (Cont.)

Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A further decline in oil prices and futures in July is resulting in further reductions in investments by Tenaris customers. Drilling activity and demand for Tenaris products and services, particularly in North America, continues to decline. Selling prices for Tenaris products in North America are also affected by high levels of unfairly traded imported products (including the accumulation of excess inventories of imported products). Tenaris conducted an impairment test over its main assets and determined a charge of $400,3 million during the third quarter of 2015,  which affected its welded pipe assets in USA.

At September 30, 2015 the carrying value of the goodwill impaired was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
CGU OCTG - USA	1,382,993	(400,314)	982,679

The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris’s market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rate used was 9.2%, based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. The WACC was determined taking into account the industry, country and size of the business.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris’s clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

For OCTG - USA an increase of 100 Bps in the discount rate would generate an additional impairment of $126 million;  a decline of 100 Bps in the growth rate would generate an additional impairment of $96 million; and a decline of 5% in the cash flow projections would generate an additional  impairment of $49 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

7	Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2015	2014
	(Unaudited)
Interest Income	26,439	29,468
Net result on changes in FV of financial assets at FVTPL	(800)	4,673
Finance Income	25,639	34,141
Finance Cost	(20,341)	(36,499)
Net foreign exchange transactions results (*)	(27,803)	59,094
Foreign exchange derivatives contracts results	31,734	(11,839)
Other	(14,165)	(5,498)
Other Financial results	(10,234)	41,757
Net Financial results	(4,936)	39,399

(*) For the nine-month period ended September 30, 2015, include the negative impact from the Brazilian Real devaluation against the U.S. dollar denominated borrowings in Brazil. For the nine-month period ended September 30, 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities.

8	Dividend distribution

On May 6, 2015 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.3 million.

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

9	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	5,159,557	4,673,767
Currency translation adjustment	(133,558)	(79,704)
Additions (*)	771,880	654,551
Disposals	(2,136)	(7,638)
Increase due to business combinations- consolidation of joint operations	-	12,430
Transfers	718	(414)
Depreciation charge	(288,489)	(289,086)
At September 30,	5,507,972	4,963,906

(*) The increase is mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

10	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	2,757,630	3,067,236
Currency translation adjustment	(16,155)	(1,863)
Additions	52,202	59,816
Increase due to business combinations	-	19,066
Transfers	(718)	414
Impairment charge (See Note 6)	(400,314)	-
Amortization charge	(171,927)	(170,172)
Disposals	(758)	(585)
At September 30,	2,219,960	2,973,912

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

11	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2015	2014
Cash and cash equivalents	(Unaudited)
Cash at banks	132,460	120,772
Liquidity funds	242,544	110,952
Short – term investments	122,749	185,921
	497,753	417,645

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,076,808	718,877
Bonds and other fixed Income	1,080,203	817,823
Fund Investments	181,761	301,679
	2,338,772	1,838,379
Other investments - Non-current
Bonds and other fixed Income (*)	279,652	-
Others	1,665	1,539
	281,317	1,539

(*) Related to investments designated as held to maturity and measured at amortized cost.

12	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris' material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $316 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment. On June 12, 2015, the tax court accepted the defense arguments by the Tenaris subsidiary and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

12	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of September 30, 2015, of EUR248 million (approximately $278 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. A first hearing on this appeal was held on June 22, 2015, a second on October 12, 2015 and a new hearing will take place on December 21, 2015.

Based on the tax court decisions on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the first half of 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

12	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and Tenaris is temporarily allowed to purchase steel volumes in accordance with its needs. As of September 30, 2015, the estimated aggregate contract amount through September 30, 2016, calculated at current prices, is approximately $264 million.

▪
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $397 million related to the investment plan to expand Tenaris’ U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of September 30, 2015 approximately $718.7 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including result for the year ended December 31, 2014	21,072,180
Total equity in accordance with Luxembourg law	22,980,504

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2015, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2014, distributable amount under Luxembourg law totals $21.7 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the year ended December 31, 2014	(295,767)
Dividends approved	(531,242)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Share premium	609,733
Distributable amount at December 31, 2014 under Luxembourg law	21,681,913

13	Investments in non-consolidated companies

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’ suppliers of round steel bars and flat steel products for its pipes business.

At September 30, 2015, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $12.3 per ADS, giving Tenaris’ ownership stake a market value of approximately $282.3 million (Level 1). At September 30, 2015, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $485.4 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

13	Investments in non-consolidated companies (Cont.)

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’ principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At September 30, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL8.26 (approximately $2.1) per share, giving Tenaris’ ownership stake a market value of approximately $51.9 million (Level 1). At September 30, 2015, the carrying value of Tenaris’ ownership stake in Usiminas, was approximately $66.9 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of September 30, 2015, Tenaris exposure under these agreements amount to $62.6 million and $4.7 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of September 30, 2015, disbursements under the loan agreement amounted $782 million, as a result the amount guaranteed by Tenaris was approximately $172 million. If the loan is disbursed in full, the amount guaranteed by Tenaris will be approximately $176 million.

14	Related party transactions

As of September 30, 2015:

▪	San Faustin S.A., a Luxembourg Société Anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.13% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

14	Related party transactions (Cont.)

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
		2015	2014
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	21,150	19,943
	Sales of goods to other related parties	72,207	76,968
	Sales of services to non-consolidated parties	7,483	7,131
	Sales of services to other related parties	3,201	2,340
		104,041	106,382

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	222,867	204,937
	Purchases of goods to other related parties	21,051	27,327
	Purchases of services to non-consolidated parties	11,800	23,707
	Purchases of services to other related parties	56,372	65,648
		312,090	321,619

	(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
		2015	2014
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	69,181	104,703
	Receivables from other related parties	30,906	31,628
	Payables to non-consolidated parties	(35,613)	(53,777)
	Payables to other related parties	(17,132)	(28,208)
		47,342	54,346

	(b) Financial debt
	Borrowings from other related parties	-	(200)
		-	(200)

15	Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of September 30, 2015 and December 31, 2014:

September 30, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	497,753	-	-	497,753
Other investments	1,428,204	910,568	1,462	2,340,234
Derivatives financial instruments	-	36,223	-	36,223
Available for sale assets	-	-	21,572	21,572
Total	1,925,957	946,791	23,034	2,895,782
Liabilities
Derivatives financial instruments	-	55,288	-	55,288
Total	-	55,288	-	55,288

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

15	Fair Value (Cont.)

▪	Measurement (Cont.)

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	417,645	-	-	417,645
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets	-	-	21,572	21,572
Total	1,695,110	586,502	23,111	2,304,723
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris’ interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris investments are designated as held to maturity and measures at amortized cost. Tenaris estimates that the fair value of these financial assets is 97.9% of its carrying amount including interests accrued as of September 30, 2015.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2015

15	Fair Value (Cont.)

▪	Estimation (Cont.)

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% and 99.9% of its carrying amount including interests accrued as of September 30, 2015 and 2014, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

16	Subsequent event

Interim dividend payment

On November 4, 2015, the Company’s Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, payable on November 25 2015, with and ex-dividend date of November 23, 2015.

Edgardo Carlos
Chief Financial Officer